                              [LOGO MOYDOW MINES]


                                  FIRST QUARTER

                                 INTERIM REPORT

                        THREE MONTHS ENDED MARCH 31, 2002


Dublin Office                                                     Toronto Office
74 Haddington Road                                 Suite 1220, 20 Toronto Street
Dublin 4, Ireland                                       Toronto, Ontario M5C 2B8
Tel : (353) 1-667-7611                                      Tel : (416) 703-3751
Fax : (353) 1-667-7622                                      Fax : (416) 367-3638
Website : www.moydow.com                                E-mail : info@moydow.com

                         MOYDOW MINES INTERNATIONAL INC.

         FIRST QUARTER INTERIM REPORT, THREE MONTHS ENDED MARCH 31, 2002

MESSAGE TO OUR SHAREHOLDERS

During the first quarter of 2002 exploration activities continued at a reduced level. The gold market sentiment improved dramatically during the latter part of the quarter. Moydow with its interest in the Ntotoroso gold project in Ghana and its portfolio of gold exploration properties is well positioned to benefit from a stronger gold market.

In February, the acquisition of Normandy Mining Limited, our partner at Ntotoroso, was completed by Newmont Mining Corporation. Newmont is currently reviewing its portfolio of properties worldwide. It is anticipated that the Yamfo Sefwi belt and Ntotoroso will be the focus of a renewed campaign of exploration and development. It was recently reported by Reuters that in a speech at an international gold symposium in Lima, Peru the new Vice President of Exploration for Newmont commented on the Yamfo Sefwi belt and said . "we believe there is still a lot of upside potential and the ability to convert this into a 20-million ounce district is right there...The idea is it will be drilled out for upside ...".

The rising gold price has significantly added to the economics of the deposit at Ntotoroso as envisioned in the feasibility study. Using the current gold price of $315 - $320 per ounce, the expected cash flow over the life of the mine would improve by about $50 million dollars from the projections in the 2001 feasibility study.

Management believes that the most significant part of the upside exploration potential on the Yamfo Sefwi belt is located on the Ntotoroso portion. As previously reported, Zone E strongly warrants a drilling program to test the high grade core open at depth below the proposed open pit. In addition, the results of a regolith study including a reinterpretation of the soil geochemistry has generated 15 anomalous zones, which warrant follow-up soil sampling and drilling. Moydow remains fully committed to further exploration at Ntotoroso and intends to seek to bring the project to development in the shortest possible time frame.

The Company is also active in North America. Moydow has acquired mineral exploration licences covering more than 140 square kilometres of ground in the heart of the Botwood Basin in central Newfoundland. The claims are contiguous and total 570. This area of Newfoundland has recently been the focus of a staking rush by several mining companies. The presence in the area of gold mineralization associated with antimony, arsenic and barite has lead to comparisons with the Carlin trend in Nevada USA and recent discoveries by other companies have shown the potential for major gold deposits in the area.

The Moydow claims are 10 to 12 kilometres west of the Mustang Trend property, which was recently the subject of an earn-in agreement by a major gold mining company. The northeastern boundary lies about 500 meters west of a cluster of gold showings which were trenched and drilled by Noranda in 1990. We expect to be conducting initial exploration over the next few months with a view to defining drill targets.

Moydow Mines remains at all times focused on gold exploration, primarily in West Africa but also in other regions. The range of skills in-house and our proven track record of discovery will add greatly to the success of the Company. The recent upswing in the gold market will bring with it new opportunities and new challenges and I am confident that Moydow will be able to further enhance shareholder value in the coming months.

"Signed"
Brian Kiernan

President and Chief Executive Officer                               May 27, 2002

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION (ALL RESULTS ARE EXPRESSED IN UNITED STATES DOLLARS,
                            UNLESS OTHERWISE STATED.)

THE COMPANY

Moydow Mines International Inc. ("Moydow" or the "Company") is an international exploration and development company with primary interests in precious metals. Exploration and development activities are focused principally on Ghana, West Africa, where Moydow and its subsidiaries have been active since 1992. The Company's main asset is its 50% interest in the Ntotoroso gold property held through Rank Mining Company Limited ("Rank"). Moydow trades as a public company on the Toronto Stock Exchange (symbol "MOY').

Overview
Ntotoroso Project

Moydow's immediate priorities are the development and operating plans for the proposed Ntotoroso mine and the financing thereof. With the acquisition of Normandy Mining by Newmont Mining Corporation in early 2002, Newmont became the Company's joint venture partner in the project.

North America

In April, Moydow acquired exploration licences covering more than 140 square kilometres of ground in the heart of the Botwood Basin in Newfoundland. The claims are contiguous and total 570. Initial exploration is expected to begin in the next few months with a view to defining drill targets.

The Company is also exploring three unpatented mining claims in Elko County, Nevada in which it holds a majority interest. A multi-element anomaly has been defined and a follow up program of a series of shallow drill holes is planned for the second half of 2002.

SEGMENTED INFORMATION

The Company has one reportable operating segment, being exploration of mineral properties, with substantially all of its operations located in West Africa.

RESULTS OF OPERATIONS

Net losses for the three months to March 31, 2002 and 2001 were $0.14 million or $0.005 per share and $0.15 million or $0.005 per share, respectively.

During the quarter, the Company wrote off mineral property expenditures in the amount of $0.02 million which were incurred on a number of minor projects.

General and administrative expenses were $0.16 million in the first quarter of 2002 compared with $0.15 million in the same quarter of 2001.

The Company received operator fees of $0.04 million in the first quarter of 2002 as compared to nil in the same period in 2001. During 2001, a feasibility study was undertaken on the Ntotoroso project and the operator fees were suspended during this period.

The foreign exchange gain for three months ended March 31, 2002 was $14 as compared to a loss of $0.02 million for the same period in 2001. The foreign exchange gain is a result of the movement in the Canadian dollar to United States dollar exchange rate.

The Company earned deposit interest income of $0.01 million, and $0.04 million during the first quarter of 2002 and 2001 respectively. Interest income, is dependent on available cash balances and prevailing interest rates.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2002, the Company had cash and cash equivalents of $1.7 million compared to $1.9 million at December 31, 2001.

Cash flow used in operating activities in the three month period ended March 31, 2002, including changes in non-cash working capital of $0.02 million, totaled $0.13 million. In the three months ended March 31, 2002 cash used in investing activities was $0.13 million for exploration of mineral properties.

The Company has no financial risk in respect of the Wassa mine other than the shares of the project that are pledged against the project debt.

At March 31, 2002, the Company had stock options outstanding under its stock option plan for the purchase of an aggregate of 3,431,667 common shares, and warrants outstanding, for the acquisition of 66,667 common shares.

MOYDOW MINES INTERNATIONAL INC. (AN EXPLORATION ENTITY)

CONSOLIDATED BALANCE SHEETS (EXPRESSED IN UNITED
STATES DOLLARS, UNLESS OTHERWISE STATED)


AS AT                                              March 31,       December 31,
                                                     2002              2001
                                                  (unaudited)       (audited)

ASSETS

CURRENT ASSETS

Cash and cash equivalents                         $  1,668,070     $  1,933,038
Accounts receivable and prepaid expenses                32,737           33,320
                                                  ------------     ------------

TOTAL CURRENT ASSETS                                 1,700,807        1,966,358

Mineral properties                                   4,500,672        4,384,518

Other assets                                            63,195           71,234
                                                  ------------     ------------

TOTAL ASSETS                                      $  6,264,674     $  6,422,110
                                                  ============     ============


LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities               274,300          295,560
                                                  ------------     ------------

TOTAL LIABILITIES                                      274,300          295,560


SHAREHOLDERS' EQUITY

Capital stock                                       15,165,390       15,165,390
Deficit                                             (9,175,016)      (9,038,840)
                                                  ------------     ------------

TOTAL SHAREHOLDERS' EQUITY                           5,990,374        6,126,550
                                                  ------------     ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        $  6,264,674     $  6,422,110
                                                  ============     ============

MOYDOW MINES INTERNATIONAL INC. (AN EXPLORATION ENTITY)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)


FOR THE THREE MONTHS ENDED MARCH 31, (UNAUDITED)              2002            2001
                                                          ------------    -----------

REVENUES
Operator's fees                                           $     38,164    $        --
                                                          ------------    -----------
                                                                38,164             --
                                                          ------------    -----------

EXPENSES

General and administrative expenses                            159,014        148,091
Write down of mineral properties                                21,069             --
Amortization of capital assets                                   2,739          2,718
Foreign exchange loss (gain)                                       (14)        20,769
                                                          ------------    -----------
                                                               182,808        171,578
                                                          ============    ===========


OTHER INCOME AND EXPENSES

(Loss) gain on sale of other assets, net of impairments             --        (19,748)
Interest income                                                  8,468         43,082
                                                          ------------    -----------
                                                                 8,468         23,334
                                                          ------------    -----------

Net loss for the period                                       (136,176)      (148,244)
                                                          ============    ===========

CONSOLIDATED STATEMENTS OF DEFICIT

Deficit, beginning of period                               (9,038,840)     (8,469,547)
Net loss for the period                                       (136,176)      (148,244)
                                                          ------------    -----------
DEFICIT, END OF PERIOD                                    $ (9,175,016)   $(8,617,791)
                                                          ------------    -----------
BASIC AND DILUTED LOSS PER COMMON SHARE                   $     (0.005)   $    (0.005)
                                                          ------------    -----------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING                                                 27,026,514     27,026,514
                                                          ============    ===========


MOYDOW MINES INTERNATIONAL INC. (AN EXPLORATION ENTITY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)

FOR THE THREE MONTHS ENDED MARCH 31, (UNAUDITED)        2002            2001
                                                    ------------    -----------

OPERATING ACTIVITIES
Net loss for the period                              $  (136,176)   $  (148,244)

Adjustments for non-cash items:
   Write down of mineral properties                       21,069
   Amortization of capital assets                          2,739          2,718
   Loss on sale of other assets, net of impairments           --         19,748
                                                    ------------    -----------
                                                        (112,368)      (125,778)
                                                    ------------    -----------
Changes in non-cash working capital:
   Accounts receivable and prepaid expenses                  583         35,057
   Accounts payable and accrued liabilities              (21,260)       245,540
                                                    ------------    -----------
                                                         (20,677)       280,597
                                                    ------------    -----------
CASH FLOW USED IN OPERATING ACTIVITIES                  (133,045)       154,819
                                                    ============    ===========

INVESTING ACTIVITIES
Exploration of mineral properties                       (131,923)      (668,380)
Proceeds from sale of investments and other assets            --          2,000
                                                    ------------    -----------
CASH FLOW USED IN INVESTING ACTIVITIES                  (131,923)      (666,380)
                                                    ============    ===========
(DECREASE) IN CASH AND CASH EQUIVALENTS                 (264,968)      (511,561)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD       1,933,038      3,361,535
                                                    ------------    -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD           $ 1,668,070    $ 2,849,974
                                                    ============    ===========


MOYDOW MINES INTERNATIONAL INC. (AN EXPLORATION ENTITY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)


 1.  BASIS OF  PRESENTATION AND CONSOLIDATION

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which conform, in all material respects, with the measurement principles of generally accepted accounting principles in the United States, except as explained in
     Note 4. The consolidated financial statements include the accounts of the Company, its subsidiaries and a proportionate share of the Company's interests in joint ventures. Interests in associated companies, which are not controlled but over which the Company has the ability to exercise significant influence, are accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the periods ended March 31, 2002 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2002. For further information, see the Company's consolidated financial statements including the Notes thereto included in the Annual Report for the year ended December 31, 2001.

 2.  NTOTOROSO GOLD PROJECT, GHANA

     In February 2002, Newmont Mining Corporation acquired Normandy Mining Limited together with its subsidiary, Normandy LaSource SAS ("LaSource"). The Company holds a 50% joint venture interest in Rank Mining Company Limited ("Rank"). Rank holds a thirty year mining lease on the Ntotoroso property in the Yamfo-Sefwi gold belt in Ghana. Under the terms of the Rank Farm-In Shareholders Agreement ("the RFS Agreement") with LaSource, LaSource agreed to invest $2,500,000 in Rank to fund exploration and development activities in respect of the Ntotoroso license area to earn a 40% interest in Rank. The RFS Agreement provided LaSource with the right to earn up to a 50% interest in Rank by funding a further $4 million of exploration expenditures. As at March 31, 2002, LaSource had advanced a total of $6,827,636 under the RFS Agreement, and have earned a 50% interest in Rank. Moydow and LaSource are now funding the Ntotoroso Gold project on an equal basis.

     During 2000, the Company entered into the Rank Development and Production Agreement (the "RDP Agreement") with LaSource and its affiliate Normandy Ghana Gold Limited ("Normandy Ghana"). Normandy Ghana holds concessions adjacent to Rank's Ntotoroso property that are the subject of a detailed feasibility study under preparation by Normandy Ghana. The RDP Agreement sets forth the terms under which, subject to completion of acceptable feasibility studies by Rank and Normandy Ghana on their respective properties, the Company and Normandy Ghana would participate in the development, mining and processing of ore from Rank's Ntotoroso property. The RDP Agreement modifies portions of the RFS Agreement such that the Company may elect to share in development and mining costs, or be carried through to economic completion and have Rank ore milled in consideration of a toll treatment charge. The RDP Agreement terminates on July 24, 2002, unless the Rank and Normandy Ghana feasibility studies have been approved.

     Rank has completed a feasibility study on the Ntotoroso property that indicates the existence of reserves that may be economically recoverable.

 3.  INVESTMENT IN EQUITY ASSOCIATE - WASSA MINING LEASE, GHANA

     The Company owns a 34% interest in Wassa Holdings Limited (`Wassa Holdings'), which owns a 90% interest in Satellite Goldfields Limited (`Satellite'). Satellite holds a mining lease which covers the Wassa gold mine in Ghana. Capital investment for the mine was provided by $42.5 million of project financing from Standard Bank of London and The Commonwealth Development Corporation. The project financing is collateralized by the assets of Satellite as well as collateral security from the obligors, including the shares of Satellite held by Wassa Holdings. The Company granted the lenders a first fixed charge on its shares of Wassa Holdings and provided collateral for the obligations of Wassa Holdings to the lenders to the extent of the value of its shares of Wassa Holdings. The investment in Wassa Holdings has been accounted for as an equity associate.

     Because the Company's share of the losses in Wassa Holdings for 1999 exceeded the carrying value of its equity investment, the Company has written down the carrying value of its investment to nil.

     Satellite was notified during 2001 that certain terms of the project financing loan agreement were technically in default. Standard Bank of London, the senior lender, subsequently enforced its security and appointed a receiver in November 2001.

     In November 2001, Satellite Goldfields Limited signed a letter with Golden Star Resources Limited ("Golden Star") and the Senior Secured Lenders to the Wassa gold project setting out the intention to conclude an agreement for the purchase by Golden Star of certain of the assets and business comprising the Wassa gold mine in Ghana.

 4. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     As disclosed in Note 1, these financial statements have been prepared in accordance with Canadian generally accounting principles ("GAAP") which, for purposes of the Company, conform in all material respects except for as described below. For further information, see the Company's consolidated financial statements including the Notes thereto included in the Annual Report for the year ended December 31, 2001.

     The effect of the measurement differences between Canadian GAAP and United States GAAP on the Company's financial statements is summarized as follows:

     As at                                                     March                  December
                                                             31, 2002                 31, 2001
                                                          -------------            ------------
                                                            (unaudited)              (audited)
     Total assets under Canadian GAAP                        $6,264,674              $6,422,110

     Adjustments:
        Deferred exploration costs of the Company            (4,500,672)             (4,384,518)

        Unrealized holding gain on investment                    10,695                     450
                                                          -------------            ------------
     Total assets under United States GAAP                   $1,774,697              $2,038,042
                                                          =============            ============

     As at                                                     March                  December
                                                             31, 2002                 31, 2001
                                                          -------------            ------------
                                                            (unaudited)              (audited)
     Shareholders' equity under Canadian GAAP                $5,990,374              $6,126,550

     Adjustments:
        Deferred exploration costs of the Company            (4,500,672)             (4,384,518)

        Unrealized holding gain on investment                    10,695                     450
                                                          -------------            ------------
     Shareholders' equity under United States GAAP           $1,500,397              $1,742,482
                                                          =============            ============


FOR THE THREE MONTHS ENDED MARCH 31, (UNAUDITED)                     2002          2001
                                                                   ---------     ---------
Net loss under Canadian GAAP                                       $(136,176)    $(148,244)

Adjustments:
 Deduct write down of deferred exploration costs of the
  Company                                                             21,069          --
 Add stock-based compensation to non-employees                          --         (50,107)
 Add deferred exploration costs of the Company                      (131,923)     (668,380)
                                                                   ---------     ---------
Net loss under United States GAAP                                  $(247,030)    $(866,731)

Increase in holding gain on investments                               10,695          --
                                                                   ---------     ---------
Comprehensive loss for the year under United States GAAP           $(236,335)    $(866,731)
                                                                   ---------     ---------
Basic loss per share under United States GAAP                      $  (0.008)    $   (0.03)
                                                                   ---------     ---------


FOR THE THREE MONTHS ENDED MARCH 31, (UNAUDITED)                     2002          2001
                                                                   ---------     ---------
Cash flow used in operating activities under Canadian GAAP         $(133,045)    $ 154,819

Adjustment for deferred exploration costs                           (131,923)     (668,380)
                                                                   ---------     ---------
Cash flow used in operating activities under United States GAAP    $ 264,968     $(513,561)
                                                                   ---------     ---------


FOR THE THREE MONTHS ENDED MARCH 31, (UNAUDITED)                     2002          2001
                                                                   ---------     ---------
Cash flow used in investing activities under Canadian GAAP         $(131,923)    $(666,380)

Adjustment for deferred exploration costs                            131,923       668,380
                                                                   ---------     ---------
Cash flow generated from (used in) operating activities under
United States GAAP                                                 $      --     $   2,000
                                                                   ---------     ---------

MOYDOW MINES INTERNATIONAL INC.

Corporate Information.

DIRECTORS AND OFFICERS

Noel P. Kiernan - Director, Chairman
Brian P. Kiernan - Director, President & CEO
Sylvester P. Boland - Director, Member of the Audit Committee Albert C. Gourley - Director, Member of the Audit Committee Norman D. A. Hardie - Director
Victor J. E. Jones - Director, Member of the Audit Committee Michael E. Power - Director, Vice President & Secretary

J. Joseph Breen - COO
Geoffrey G. Farr - Assistant Secretary
Rosemary G. O'Mongain - CFO

REGISTERED OFFICE
BCE Place
161 Bay Street
Suite 3900
Toronto, Ontario M5J 2S1
Tel: (416)  360-8511  Fax: (416)  360-8277

DUBLIN OFFICE
74 Haddington Road
Dublin 4, Ireland
Tel: (353) 1 667-7611  Fax: (353) 1 667-7622

TORONTO OFFICE
12th Floor
20 Toronto Street
Toronto, Ontario
Canada, M5C 2B8
Tel: (416)  703-3751  Fax: (416)  367-3638

ACCRA OFFICE
Shankill House
21, 5th Circular Road
East Cantonments
Accra, Ghana
Tel: (233) 21 772516  Fax: (233) 21 777247

TRANSFER AGENT
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario
Canada, M5J 2YI

EXCHANGE LISTING
The Toronto Stock Exchange
Symbol:  MOY
CUSIP:   62472V 100
Shares outstanding:  27,026,514
Shares fully diluted: 30,524,848

TO CONTACT THE COMPANY
In order to contact the company or to request to be added to our mailing list please email info@moydow.com website: www.moydow.com

                               [LOGO] MOYDOW MINES

                               INTERNATIONAL INC.

                                 SECOND QUARTER

                                 INTERIM REPORT

                        THREE MONTHS ENDED JUNE 30, 2002

Dublin Office                                                     Toronto Office
74 Haddington Road                                 Suite 1220, 20 Toronto Street
Dublin 4, Ireland                                       Toronto, Ontario M5C 2B8
Tel : (353) 1-667-7611                                      Tel : (416) 703-3751
Fax : (353) 1-667-7622                                      Fax : (416) 367-3638
E-mail : www.moydow.com                                E-mail : info@ moydow.com

                         MOYDOW MINES INTERNATIONAL INC.

         SECOND QUARTER INTERIM REPORT, THREE MONTHS ENDED JUNE 30, 2002

MESSAGE TO OUR SHAREHOLDERS

Your Company continues to pursue strategic opportunities while remaining focused on its core business of advancing the development of the Ntotoroso gold project in Ghana. As previously reported, the Company has staked a large block of mining claims in the Botwood Basin region of central Newfoundland.

Importantly, the second quarter has seen a general upswing in the price of gold and gold stocks. The price of gold has averaged $301 per ounce so far this year compared to an average of $271 for all of last year. There have also been a series of consolidations and mergers in the gold mining industry, not least that of Newmont Mining Corporation acquiring Normandy Mining Limited earlier this year which has resulted in Newmont becoming the Company's joint venture partner on the Ntotoroso gold project.

Newmont is continuing to review its large portfolio of gold assets including its holdings in Ghana. Moydow Mines is happy to continue working with the new joint venture partner and looks forward to fully realizing the potential of the combined projects at Ntotoroso and Yamfo Sefwi.

In July 2000, your Company successfully negotiated a production agreement with Normandy Mining whereby the ore from Ntotoroso would be treated at a Normandy owned plant which was planned for Yamfo Sefwi. It was originally intended that the agreement lapse if a production decision had not been made by July 24, 2002. It has been agreed by both Moydow and Newmont to extend the term of that agreement for a further two months to September 24, 2002 to allow additional time to determine the optimum way to advance the development plans for the Ntotoroso property.

During the quarter Moydow staked 570 claims in the Botwood Basin region of Newfoundland. This region has been the focus of a major staking rush in the last several months. In early July, the Company completed a private placement of 687,500 flow-through common shares at a price of Cdn$0.80 per share for net proceeds of Cdn$504,000. The proceeds from this financing will be used for exploration of the Botwood Basin claims. Although exploration is at the initial phase, we are quite excited at the potential of this group of claims to host a significant gold target. In the next several months we expect to outline potential drill targets.

The Company has curtailed exploration on the unpatented claims in Nevada and on the Mali projects in the interest of concentrating resources on Ghana and Newfoundland where we are most likely to enhance shareholder value in the immediate future. On the Mali projects we are currently seeking alternative ways of funding and increasing the value of these projects.

The next quarter should see the finalization of plans for the development of Ntotoroso, as well as renewed exploration to test both the deep potential of Zone E and to test other significant gold anomalies on this large property. Following discussions with Newmont, we fully expect to see an aggressive exploration effort at Ntotoroso. We will also seek to add value to our other projects in a cost effective manner and we have no doubt that our exploration successes will continue.

"Signed"

Brian Kiernan

President and Chief Executive Officer                              July 29, 2002

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

  (All results are expressed in United States dollars unless otherwise stated.)

THE COMPANY

Moydow Mines International Inc. ("Moydow" or the "Company") is an international exploration and development company with primary interests in precious metals. Exploration and development activities are focused principally on Ghana, West Africa, where Moydow and its subsidiaries have been active since 1992. The Company's main asset is its 50% interest in the Ntotoroso gold property held through Rank Mining Company Limited. Moydow trades as a public company on the Toronto Stock Exchange (symbol "MOY').

OVERVIEW

NTOTOROSO PROJECT

Moydow's immediate priorities are the development and operating plans for the proposed Ntotoroso mine in Ghana and the financing thereof. With the acquisition of Normandy Mining by Newmont Mining Corporation in early 2002, Newmont became the Company's joint venture partner in the project.

BOTWOOD BASIN

In April, Moydow acquired exploration licences covering more than 140 square kilometres of ground in the heart of the Botwood Basin in central Newfoundland, Canada. The 570 claims are contiguous. In early July, Moydow Mines closed a private placement consisting of 687,500 flow-through common shares for net proceeds of Cdn$504,000. The proceeds will be used for exploration of the Company's Botwood Basin property. Initial exploration has commenced with a view to defining drill targets.

SEGMENTED INFORMATION

The Company has one reportable operating segment, being exploration of mineral properties with substantially all of its operations located in West Africa.

RESULTS OF OPERATIONS

Net losses for the three months to June 30, 2002 and 2001 were $0.165 million or $0.006 per share and $0.147 million or $0.005 per share, respectively.

The Company received operator fees of $0.003 million in the second quarter of 2002 as compared to nil in the same period in 2001. During 2001, a feasibility study was undertaken on the Ntotoroso project and the operator fees were suspended during this period. General and administrative expenses were $0.177 million in the second quarter of 2002 compared with $0.196 million in the same quarter of 2001.

The foreign exchange gains for the three months ended June 30, 2002 and 2001 were $0.011 million and $0.016 million, respectively.

The Company earned deposit interest income of $0.007 million, and $0.032 million during the second quarter of 2002 and 2001, respectively. Interest income is dependent on available cash balances and prevailing interest rates.

Net losses for the six months to June 30, 2002 and 2001 were $0.301 million or $0.011 per share and $0.295 million or $0.011 per share, respectively.

The Company received operator fees of $0.041 million in the first half of 2002 as compared to nil in the same period in 2001. During 2001, a feasibility study was undertaken on the Ntotoroso project and the operator fees were suspended during this period.

During the six month period ending June 30, 2002, the Company wrote off mineral property expenditures in the amount of $0.029 million which were incurred on a number of minor projects.

General and administrative expenses were $0.336 million in the first six months of 2002 compared with $0.344 million in the same period of 2001.

The foreign exchange gain for the six months ended June 30, 2002 was $0.011 million compared to a loss of $0.005 million for the same period in 2001.

The Company earned deposit interest income of $0.015 million, and $0.075 million during the first six months of 2002 and 2001, respectively. The reduction year over year is due to the decrease in the Company's cash and the decrease in interest rates.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2002, the Company had cash and cash equivalents of $1.419 million compared with $1.933 million at December 31, 2001. In early July, the Company closed a private placement consisting of 687,500 flow-through common shares at a price of Cdn$0.80 per share for net proceeds of Cdn$0.504 million.

Cash flow used in operating activities in the three month period ended June 30, 2002, including changes in non-cash working capital, totaled $0.102 million compared with $0.183 million in the same period in 2001. In the three months ended June 30, 2002 and 2001 cash used in investing activities (exploration of mineral properties) was $0.147 million and $0.129 million, respectively.

Cash flow used in operating activities in the six month period ended June 30, 2002, including changes in non-cash working capital, totaled $0.235 million compared with $0.028 million in the same period in 2001. In the six months ended June 30, 2002 and 2001 cash used in investing activities (exploration of mineral properties) was $0.279 million and $0.796 million, respectively.

At June 30, 2002, the Company had stock options outstanding under its stock option plan for the purchase of an aggregate of 3,431,667 common shares, and warrants outstanding, for the acquisition of 66,667 common shares. The warrants expired on July 1, 2002.

MOYDOW MINES INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)


As at                                               June 30,       December 31,
                                                      2002             2001
                                                   -----------     -----------
                                                   (unaudited)      (audited)
ASSETS

Current assets

Cash and cash equivalents                           $1,419,026       $1,933,038
Accounts receivable and prepaid expenses                32,181           33,320
                                                    ----------       ----------
TOTAL CURRENT ASSETS                                 1,451,207        1,966,358
Mineral properties                                   4,643,198        4,384,518
Other assets                                            57,795           71,234
                                                    ----------       ----------
TOTAL ASSETS                                        $6,152,200       $6,422,110
                                                    ==========       ==========
LIABILITIES

Current liabilities

Accounts payable and accrued liabilities            $  326,974       $  295,560
                                                    ----------       ----------

TOTAL LIABILITIES

                                                       326,974          295,560
SHAREHOLDERS' EQUITY

Capital stock                                       15,165,390       15,165,390
Deficit                                             (9,340,164)      (9,038,840)
                                                    ----------       ----------
TOTAL SHAREHOLDERS' EQUITY                           5,825,226        6,126,550
                                                    ==========       ==========
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $6,152,200       $6,422,110
                                                    ==========       ==========

MOYDOW MINES INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)

                                        THREE MONTHS ENDED                    SIX MONTHS ENDED
                                 -------------------------------      -------------------------------
                                 June 30, 2002     June 30, 2001      June 30, 2002     June 30, 2001
                                 -------------     -------------      -------------     -------------
REVENUES

Operator's fees                   $     2,590       $        --        $    40,754       $        --
                                  -----------       -----------        -----------       -----------
                                        2,590                --             40,754                --
                                  -----------       -----------        -----------       -----------
EXPENSES
Write-down of mineral
properties                              8,000                --             29,069                --
General and administrative
expenses                              176,713           195,790            335,727           343,881
Amortization of capital assets          1,588             2,832              4,327             5,550
Foreign exchange (gain/loss)          (11,072)          (15,881)           (11,086)            4,888
                                  -----------       -----------        -----------       -----------
                                      175,229           182,741            358,037           354,319
                                  -----------       -----------        -----------       -----------

OTHER INCOME AND EXPENSES
Gain/(loss) on sale of other
assets, net of impairment                  --             3,837                 --           (15,911)
Interest income                         7,491            31,918             15,959            75,000
                                  -----------       -----------        -----------       -----------
                                        7,491            35,755             15,959            59,089
                                  -----------       -----------        -----------       -----------
NET LOSS FOR PERIOD                  (165,148)         (146,986)          (301,324)         (295,230)
                                  -----------       -----------        -----------       -----------
CONSOLIDATED STATEMENTS OF
DEFICIT

Deficit, beginning of period       (9,175,016)       (8,617,791)        (9,038,840)       (8,469,547)
Net loss for period                  (165,148)         (146,986)          (301,324)         (295,230)
                                  -----------       -----------        -----------       -----------
DEFICIT, END OF PERIOD            $(9,340,164)      $(8,764,777)       $(9,340,164)      $(8,764,777)
                                  -----------       -----------        -----------       -----------
BASIC AND DILUTED LOSS PER
COMMON SHARE                      $    (0.006)      $    (0.005)       $    (0.011)      $    (0.011)
                                  -----------       -----------        -----------       -----------
WEIGHTED AVERAGE NUMBER
OF COMMON SHARES
OUTSTANDING                        27,026,514        27,026,514         27,026,514        27,026,514
                                  -----------       -----------        -----------       -----------


MOYDOW MINES INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)

                                    THREE MONTHS ENDED                     SIX MONTHS ENDED
                             --------------------------------      -------------------------------
                             June 30, 2002       June 30, 2001     June 30, 2002      June 30, 2001
                             -------------       -------------     -------------      -------------
OPERATING ACTIVITIES

Net loss for the period        $(165,148)          $(146,986)         $(301,324)        $(295,230)

Adjustments for non-cash
items:
Write-down of mineral
properties                         8,000                  --             29,069                --
Amortization of capital

  assets                           1,588               2,832              4,327             5,550
(Gain)/loss on sale of
  assets                              --              (3,875)                --            15,873
                               ---------          ----------         ----------        ----------

                                (155,560)           (148,029)          (267,928)         (273,807)
                               ---------          ----------         ----------        ----------
Changes in non-cash
working capital:
Accounts receivable and
prepaid expenses                     556               3,423              1,139            38,480
Accounts payable and
accrued liabilities               52,674             (37,978)            31,414           207,562
                              ----------          ----------         ----------        ----------
                                  53,230             (34,555)            32,553           246,042
                              ----------          ----------         ----------        ----------
CASH FLOW USED IN
OPERATING ACTIVITIES            (102,330)           (182,584)          (235,375)          (27,765)
                              ----------          ----------         ----------        ----------
INVESTING ACTIVITIES

Purchase of capital assets            --                (374)                --              (374)
Exploration of mineral
properties                      (146,714)           (128,985)          (278,637)         (797,365)
Proceeds from sale of other
  assets                              --                  33                 --             2,033
                               ---------          ----------         ----------        ----------

CASH FLOW USED IN INVESTING
ACTIVITIES                      (146,714)           (129,326)          (278,637)         (795,706)
                              ----------          ----------         ----------        ----------
(DECREASE) IN CASH AND CASH
EQUIVALENTS                     (249,044)           (311,910)          (514,012)         (823,471)

CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD         1,668,070           2,849,974          1,933,038         3,361,535
                              ----------          ----------         ----------        ----------
CASH AND CASH EQUIVALENTS
AT END OF PERIOD              $1,419,026          $2,538,064         $1,419,026        $2,538,064
                              ----------          ----------         ----------        ----------

                                       6

MOYDOW MINES INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIALS STATEMENTS (EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)

1.    BASIS OF PRESENTATION AND CONSOLIDATION

      These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which conform, in all material respects, with the measurement principles of generally accepted accounting principles in the United States, except as explained in Note 4. The consolidated financial statements include the accounts of the Company, its subsidiaries and a proportionate share of the Company's interests in joint ventures. Interests in associated companies, which are not controlled but over which the Company has the ability to exercise significant influence, are accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the period ended June 30, 2002 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2002. For further information, see the Company's consolidated financial statements including the notes thereto included in the Annual Report for the year ended December 31, 2001.

2.    NTOTOROSO GOLD PROJECT, GHANA

      In February 2002, Newmont Mining Corporation acquired Normandy Mining Limited together with its subsidiary, Normandy LaSource SAS("LaSource"). The Company holds a 50% joint venture interest in Rank Mining Company Limited ("Rank"). Rank holds a thirty year mining lease on the Ntotoroso property in the Yamfo-Sefwi gold belt in Ghana. Under the terms of the Rank Farm-In Shareholders Agreement ("the RFS Agreement") with LaSource, LaSource agreed to invest $2,500,000 in Rank to fund exploration and development activities in respect of the Ntotoroso license area to earn a 40% interest in Rank. The RFS Agreement provided LaSource with the right to earn up to a 50% interest in Rank by funding a further $4 million of exploration expenditures. LaSource have advanced a further US$4 million under the RFS Agreement, and as a result has earned a 50% interest in Rank. Moydow and LaSource are now funding the Ntotoroso Gold project on an equal basis.

      During 2000, the Company entered into the Rank Development and Production Agreement (the "RDP Agreement") with LaSource and its affiliate Normandy Ghana Gold Limited ("Normandy Ghana"). Normandy Ghana holds concessions adjacent to Rank's Ntotoroso property that are the subject of a detailed feasibility study under preparation by Normandy Ghana. The RDP Agreement sets forth the terms under which, subject to completion of acceptable feasibility studies by Rank and Normandy Ghana on their respective properties, the Company and Normandy Ghana would participate in the development, mining and processing of ore from Rank's Ntotoroso property. The RDP Agreement modifies portions of the RFS Agreement such that the Company may elect to share in development and mining costs, or be carried through to economic completion and have Rank ore milled in consideration of a toll treatment charge. The RDP Agreement which would have expired on July 24, 2002 has been extended with mutual agreement to September 24, 2002. Rank has completed a feasibility study on the Ntotoroso property that indicates the existence of reserves that may be economically recoverable.

3     INVESTMENT IN EQUITY ASSOCIATE-WASSA MINING LEASE, GHANA

      The Company owns a 34% interest in Wassa Holdings Limited (`Wassa Holdings'), which owns a 90% interest in Satellite Goldfields Limited (`Satellite'). Because the Company's share of the losses in Wassa Holdings for 1999 exceeded the carrying value of its equity investment, the Company has written down the carrying value of its investment to nil. Satellite subsequently went into receivership in November 2001 and is currently concluding an agreement for the purchase by Golden Star Resources Limited of certain of the assets and business comprising the Wassa gold mine in Ghana.

4 DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      As disclosed in Note 1, these financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which, for purposes of the Company, conform in all material respects except for as described below. For further information, see the Company's consolidated financial statements including the Notes thereto included in the Annual Report for the year ended December 31,2001. The effect of the measurement differences between Canadian GAAP and United States GAAP on the Company's financial statements is summarized as follows:

AS AT                                                              June 30,        December 31,
                                                                     2002              2001
                                                                 -----------       ------------
                                                                 (unaudited)        (audited)
Total assets under Canadian GAAP                                 $6,152,200         $6,422,110
Adjustments:
Deferred exploration costs of the Company                        (4,643,198)        (4,384,518)
Unrealized holding gain on investment                                13,356                450
                                                                 ----------         ----------
Total assets under United States GAAP                            $1,522,358         $2,038,042
                                                                 ==========         ==========


                                                                   June 30,        December 31,
                                                                     2002              2001
                                                                 -----------       ------------
                                                                 (unaudited)         (audited)
Shareholders' equity under Canadian GAAP                         $5,825,226         $6,126,550
Adjustments:
Deferred exploration costs of the Company                        (4,643,198)        (4,384,518)
Unrealized holding gain on investment                                13,356                450
                                                                 ----------         ----------
Shareholders' equity under United States GAAP                    $1,195,384         $1,742,482
                                                                 ==========         ==========

FOR THE THREE MONTHS ENDED JUNE 30 (UNAUDITED)                       2002               2001
                                                                  -----------       ------------
Net loss under Canadian GAAP                                      $(165,148)         $(146,986)
Adjustments:
Deduct write-down of deferred exploration cost of
Company                                                               8,000                 --
Add deferred exploration cost of the Company                       (165,474)          (128,985)
Add stock-based compensation to non-employees                            --            (50,107)
                                                                 ----------         ----------
Net loss under United States GAAP                                  (322,622)          (326,078)

Increase in holding gain on investments                               2,661                 --
                                                                 ----------         ----------
Comprehensive loss for the period under United States GAAP        $(319,961)         $(326,078)
                                                                 ----------         ----------
Basic loss per share under United States GAAP                       $(0.012)           $(0.012)
                                                                 ----------         ----------


FOR THE SIX MONTHS ENDED JUNE 30 (UNAUDITED)            2002          2001
                                                     ---------     ----------
Net loss under Canadian GAAP                         $(301,324)     $(295,230)

Adjustments:
Deduct write-down of deferred exploration costs
of the Company                                          29,069             --
Add deferred exploration cost of the Company          (287,749)      (797,365)
Add stock-based compensation to non-employees               --        (50,107)
                                                     ---------     ----------
Net loss under United States GAAP                     (560,004)    (1,142,720)

Increase (decrease) in holding gain on investments      13,356             --
                                                     ---------     ----------
Comprehensive loss for the period under
United States GAAP                                   $(546,648)   $(1,142,720)
                                                     ---------     ----------
Basic loss per share under United States GAAP          $(0.020)       $(0.042)
                                                     ---------     ----------

FOR THE THREE MONTHS ENDED JUNE 30, (UNAUDITED)         2002          2001
                                                     ---------     ----------
Cash flow used in operating activities under
Canadian GAAP                                        $(102,330)     $(182,584)

Adjustment for deferred exploration costs             (146,714)      (128,985)
                                                     ---------     ----------
Cash flow used in operating activities under
United Stated GAAP                                   $(249,044)     $(311,569)
                                                     ---------     ----------

Cash flow used in investing activities under
Canadian GAAP                                        $(146,714)     $(129,326)
Adjustment for deferred exploration costs              146,714        128,985
                                                     ---------     ----------
Cash flow generated from (used in) investing
activities under United States GAAP                  $      --          $(341)
                                                     ---------     ----------

FOR THE SIX MONTHS ENDED JUNE 30 (UNAUDITED)            2002          2001
                                                     ---------     ----------
Cash flow used in operating activities under
Canadian GAAP                                        $(235,375)      $(27,765)

Adjustment for deferred exploration costs             (278,637)      (797,365)
                                                     ---------     ----------
Cash flow used in operating activities under
United States GAAP                                   $(514,012)     $(825,130)
                                                     ---------     ----------
Cash flow used in investing activities under
Canadian GAAP                                        $(278,637)     $(795,706)

Adjustment for deferred exploration costs              278,637        797,365
                                                     ---------     ----------
Cash flow generated from (used in) investing
under United States GAAP                             $      --         $1,659
                                                     ---------     ----------

MOYDOW MINES INTERNATIONAL INC.

DIRECTORS AND OFFICERS

Noel P. Kiernan - Director, Chairman
Brian P. Kiernan - Director, President & CEO
Sylvester P. Boland - Director, Member of the Audit Committee Albert C. Gourley - Director, Member of the Audit Committee Norman D. A. Hardie - Director
Victor J. E. Jones - Director, Member of the Audit Committee Michael E. Power - Director, Vice President & Secretary

J. Joseph Breen - COO
Geoffrey G. Farr - Assistant Secretary
Rosemary G. O'Mongain - CFO

REGISTERED OFFICE

BCE Place
Suite 3900, 161 Bay Street
Toronto, Ontario
Canada M5J 2S1
Tel: (416)-360-8511   Fax: (416)-360-8277

DUBLIN OFFICE

74 Haddington Road
Dublin 4, Ireland
Tel: (353) 1 667   Fax: (353) 1 667 7622

TORONTO OFFICE

Suite 1220, 20 Toronto Street
Toronto, Ontario
Canada, M5C 2B8
Tel: (416)-703-3751   Fax: (416)-367-3638

ACCRA OFFICE

Shankill House
21, 5th Circular
East Cantonments
Accra, Ghana
Tel: (233) 21   Fax: (233) 21 777247

TRANSFER AGENT

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario
Canada, M5J 2YI

EXCHANGE LISTING

The Toronto Stock Exchange
Symbol: MOY
CUSIP: 62472V 100
Shares outstanding: 27,026,514
Shares fully diluted: 31,145,681

TO CONTACT THE COMPANY

In order to contact the company or to request to be added to our mailing list please email:info@moydow.com website: www.moydow.com

                    [LOGO - MOYDOW MINES INTERNATIONAL INC.]


                                 THIRD QUARTER

                                 INTERIM REPORT

                     THREE MONTHS ENDED SEPTEMBER 30, 2002

Dublin Office                                                    Toronto Office
74 Haddington Road                                Suite 1220, 20 Toronto Street
Dublin 4, Ireland                                      Toronto, Ontario M5C 2B8
Tel : (353) 1-667-7611                                     Tel : (416) 703-3751
Fax : (353) 1-667-7622                                     Fax : (416) 367-3638
                                                       E-mail : info@moydow.com

                        MOYDOW MINES INTERNATIONAL INC.
      THIRD QUARTER INTERIM REPORT, THREE MONTHS ENDED SEPTEMBER 30, 2002

MESSAGE TO OUR SHAREHOLDERS

The recent buoyancy in the gold market has led to a greatly renewed interest in the sector as a whole and in gold exploration companies in particular. Your Company continues to be committed to its goal of finding and developing world class gold deposits.

As has been previously reported, your Company entered into the Rank Development and Production Agreement with Normandy Mining (now Newmont Mining Corporation) whereby the Ntotoroso project could be developed and mined as part of the Yamfo-Sefwi belt owned by Newmont Mining. It was originally intended that the agreement lapse if a production decision had not been made by July 24, 2002. It has been agreed by both your Company and Newmont Mining to extend the term of that agreement to December 1, 2002 in order to fully explore the optimal way forward for this exciting project.

Also in the third quarter your Company completed initial exploration, including geological mapping and sampling, on the Company's property in the Botwood Basin area of central Newfoundland. On the basis of results to date your Company recently staked an additional 84 claims. Work is continuing on the final compilation of the 2002 field season. An extensive follow up exploration program will be conducted in 2003.

The coming months will be a time of challenge and opportunities and your Company looks forward with great anticipation to enhancing the value of its properties.

"Signed"
 Brian Kiernan
President and Chief Executive Officer                          November 22, 2002

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  (ALL RESULTS ARE EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED.)

THE COMPANY

Moydow Mines International Inc. ("Moydow" or the "Company") is an international exploration and development company with primary interests in precious metals. Exploration and development activities are focused principally on Ghana, West Africa, where Moydow and its subsidiaries have been active since 1992. The Company's main asset is its 50% interest in the Ntotoroso gold property held through Rank Mining Company Limited. Moydow trades as a public company on the Toronto Stock Exchange (symbol "MOY").

OVERVIEW

Ntotoroso Project

Moydow's immediate priorities are the development and operating plans for the proposed Ntotoroso mine in Ghana and the financing thereof. With the acquisition of Normandy Mining by Newmont Mining Corporation in early 2002, Newmont became the Company's joint venture partner in the project.

Botwood Basin

In April, Moydow acquired exploration licences covering more than 140 square kilometres of ground in the heart of the Botwood Basin in central Newfoundland, Canada. The 570 claims are contiguous. In early July, Moydow Mines closed a private placement consisting of 687,500 flow-through common shares for net proceeds of $300,843. The proceeds will be used for exploration of the Company's Botwood Basin property. Initial exploration has been carried out including multi element-analysis. The results are presently been correlated with a view to defining drill targets. In October, the Company acquired an additional 84 claims adjacent to and south west of the existing claims.

SEGMENTED INFORMATION

The Company has one reportable operating segment, being exploration of mineral properties with substantially all of its operations located in West Africa.

RESULTS OF OPERATIONS

Net losses for the three months to September 30, 2002 and 2001 were $0.670 million or $0.024 per share and $0.134 million or $0.005 per share, respectively.

The Company received operator fees of $0.013 million in the third quarter of 2002 as compared to nil in the same period in 2001. During 2001, a feasibility study was undertaken on the Ntotoroso property and adjacent properties owned by our joint venture partner, Newmont and the operator fees were suspended during this period. The Ntotoroso property was the subject of a feasibility study completed by Newmont, which contemplated that ore mined from the Ntotoroso property would be processed with other ore wholly owned by Newmont offsite. To date a Positive Feasibility Study has not been completed that contemplates the development of the Ntotoroso property on a stand alone basis.

During the three month period ending September 30, 2002, the Company wrote off mineral property expenditures in the amount of $0.530 million. The Company considered it prudent to write off its investments in the N'godiarala licence in southern Mali of $0.314 million and the South Yamfo property in Ghana of $0.083 million as these properties do not merit any further work at this time. In August, the Company did not renew its prospecting licence on its wholly owned South Yamfo property, located northeast of the Ntotoroso property. In addition, the Company wrote off mineral property expenditures which were incurred on a number of minor projects.

General and administrative expenses were $0.134 million in the third quarter of 2002 compared with $0.128 million in the same quarter of 2001.

The foreign exchange losses for the three months ended September 30, 2002 and 2001 were $0.025 million and $0.016 million, respectively. The foreign exchange losses are a result of the decrease in the Canadian dollar to United States dollar exchange rate.

The Company earned deposit interest income of $0.007 million and $0.018 million during the third quarter of 2002 and 2001, respectively. Interest income is dependent on available cash balances and prevailing interest rates.

Net losses for the nine months to September 30, 2002 and 2001 were $0.972 million or $0.036 per share and $0.429 million or $0.016 per share, respectively.

The Company received operator fees of $0.054 million in the first nine months of 2002 as compared to nil in the same period in 2001. During 2001, a feasibility study was undertaken on the Ntotoroso property and adjacent properties owned by our joint venture partner, Newmont and the operator fees were suspended during this period. The Ntotoroso property was the subject of a feasibility study completed by Newmont, which contemplated that ore mined from the Ntotoroso property would be processed with other ore wholly owned by Newmont offsite. To date a Positive Feasibility Study has not been completed that contemplates the development of the Ntotoroso property on a stand alone basis.

During the nine month period ending September 30, 2002, the Company wrote off mineral property expenditures in the amount of $0.559 million. The Company considered it prudent to write off its investments in the N'godiarala licence in southern Mali of $0.314 million and the South Yamfo property in Ghana of $0.083 million as these properties do not merit any further work at this time. In August, the Company did not renew its prospecting licence on its wholly owned South Yamfo property, located northeast of the Ntotoroso property. In addition, the Company wrote off mineral property expenditures which were incurred on a number of minor projects.

General and administrative expenses were $0.469 million in the first nine months of 2002 compared with $0.472 million in the same period of 2001.

The foreign exchange losses for the nine months ended September 30, 2002 was $0.014 million as compared to a loss of $0.021 million for the same period in 2001. The foreign exchange losses are a result of the decrease in the Canadian dollar to United States dollar exchange rate.

The Company earned deposit interest income of $0.023 million and $0.093 million during the first nine months of 2002 and 2001, respectively. The reduction year over year is due to the decrease in the Company's cash and the decrease in interest rates.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2002, the Company had cash and cash equivalents of $1.475 million which includes unexpensed balance of proceeds from the flow through financing of $0.201 million compared to $1.933 million at December 31, 2001. In early July, the Company closed a private placement consisting of 687,500 flow-through common shares at a price of Cdn$0.80 per share for net proceeds of $0.300 million. The proceeds will be used for exploration of the Company's Botwood Basin property in central Newfoundland.

Cash flow used in operating activities in the three month period ended September 30, 2002, including changes in non-cash working capital, totaled $0.154 million compared with $0.279 million in the same period in 2001. In the three months ended September 30, 2002 and 2001 cash used in investing activities (exploration of mineral properties) was $0.091 million and $0.097 million, respectively.

Cash flow used in operating activities in the nine month period ended
September 30, 2002, including changes in non-cash working capital, totaled $0.389 million compared with $0.307 million in the same period in 2001. In the nine months ended September 30, 2002 and 2001 cash used in investing activities (exploration of mineral properties) was $0.370 million and $0.893 million, respectively.

At September 30, 2002, the Company had stock options outstanding under its stock option plan for the purchase of an aggregate of 3,372,500 common shares, and warrants outstanding, for the acquisition of 68,750 common shares.

MOYDOW MINES INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)

As at                                          September 30,      December 31,
                                                   2002               2001
                                               -------------      ------------
                                                (unaudited)        (audited)
ASSETS

Current Assets
Cash and cash equivalents                        $  1,474,799     $  1,933,038
Accounts receivable and prepaid expenses               51,086           33,320
                                                 ------------     ------------

TOTAL CURRENT ASSETS                                1,525,885        1,966,358
Mineral properties                                  4,205,830        4,384,518
Other assets                                           54,166           71,234
                                                 ------------     ------------
TOTAL ASSETS                                     $  5,785,881     $  6,422,110
                                                 ============     ============
LIABILITIES

Current liabilities
Accounts payable and accrued liabilities         $    330,209     $    295,560
                                                 ------------     ------------

TOTAL LIABILITIES                                     330,209          295,560

SHAREHOLDERS' EQUITY
Capital stock                                      15,466,233       15,165,390
Deficit                                           (10,010,561)      (9,038,840)
                                                 ------------     ------------

TOTAL SHAREHOLDERS' EQUITY                          5,455,672        6,126,550
                                                 ============     ============

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       $  5,785,881     $  6,422,110
                                                 ============     ============


MOYDOW MINES INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)

                                             THREE MONTHS ENDED                   NINE MONTHS ENDED
                                             ------------------                   ------------------
                                     SEPT 30, 2002      SEPT 30, 2001      SEPT 30, 2002      SEPT 30, 2001
                                     -------------      -------------      -------------      -------------
REVENUES
Operator's fees                      $     13,062       $        --        $     53,816        $         --
                                     ------------       -----------        ------------        ------------
                                           13,062                --              53,816                  --
                                     ------------       -----------        ------------        ------------

EXPENSES
Write-down of mineral
properties                                529,945                --             559,014                  --
General and administrative
expenses                                  133,693           128,150             469,420             472,031
Amortization of capital assets              2,389             2,627               6,716               8,177
Foreign exchange (gain)/loss               24,918            15,929              13,832              20,817
                                     ------------       -----------        ------------        ------------

                                          690,945           146,706           1,048,982             501,025
                                     ------------       -----------        ------------        ------------

OTHER INCOME AND EXPENSES
Gain/(loss) on sale of other
assets, net of impairment                      --            (5,608)                 --             (21,519)
Interest income                             7,486            18,349              23,445              93,349
                                     ------------       -----------        ------------        ------------

                                            7,486            12,741              23,445              71,830
                                     ------------       -----------        ------------        ------------

NET LOSS FOR PERIOD                      (670,397)         (133,965)           (971,721)           (429,195)
                                     ------------       -----------        ------------        ------------

CONSOLIDATED STATEMENTS OF
DEFICIT
Deficit, beginning of period           (9,340,164)       (8,764,777)         (9,038,840)         (8,469,547)
Net loss for period                      (670,397)         (133,965)           (971,721)           (429,195)
                                     ------------       -----------        ------------        ------------

DEFICIT, END OF PERIOD               $(10,010,561)      $(8,898,742)       $(10,010,561)       $ (8,898,742)
                                     ------------       -----------        ------------        ------------
BASIC AND DILUTED LOSS PER
COMMON SHARE                         $     (0.024)      $    (0.005)       $     (0.036)       $     (0.016)
                                     ------------       -----------        ------------        ------------

WEIGHTED AVERAGE NUMBER
OF COMMON SHARES
OUTSTANDING                            27,631,813        27,026,514          27,230,498          27,026,514
                                     ------------       -----------        ------------        ------------


MOYDOW MINES INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)

                                             THREE MONTHS ENDED                   NINE MONTHS ENDED
                                             ------------------                   ------------------
                                     SEPT 30, 2002      SEPT 30, 2001      SEPT 30, 2002      SEPT 30, 2001
                                     -------------      -------------      -------------      -------------
OPERATING ACTIVITIES
Net loss for the period                $(670,397)         $(133,965)         $(971,721)         $(429,195)

Adjustments for non-cash
items:
Write-down of mineral
properties                               529,945                 --            559,014                 --
Amortization of capital
assets                                     2,389              2,627              6,716              8,177
(Gain)/loss on sale of other
assets                                        --              8,080                 --             23,953
                                       ---------          ---------          ---------          ---------
                                        (138,063)          (123,258)          (405,991)          (397,065)
                                       ---------          ---------          ---------          ---------

Changes in non-cash
working capital:
Accounts receivable and
prepaid expenses                         (18,905)           (15,282)           (17,766)            23,198
Accounts payable and
accrued liabilities                        3,235           (140,604)            34,649             66,958
                                       ---------          ---------          ---------          ---------
                                         (15,670)          (155,886)            16,883             90,156
                                       ---------          ---------          ---------          ---------

CASH FLOW USED IN
OPERATING ACTIVITIES                    (153,733)          (279,144)          (389,108)          (306,909)
                                       ---------          ---------          ---------          ---------
INVESTING ACTIVITIES
Purchase of capital assets                    --               (357)                --               (731)
Exploration of mineral
properties                               (91,337)           (96,892)          (369,974)          (894,257)
Proceeds from sale of other
assets                                        --                (33)                --              2,000
                                       ---------          ---------          ---------          ---------

CASH FLOW USED IN INVESTING
ACTIVITIES                               (91,337)           (97,282)          (369,974)          (892,988)
                                       ---------          ---------          ---------          ---------

FINANCING ACTIVITIES
Proceeds from issue of
shares net of issue cost                 300,843                 --            300,843                 --
                                       ---------          ---------          ---------          ---------
CASH FLOW FROM FINANCING
ACTIVITIES                               300,843                 --            300,843                 --
                                       ---------          ---------          ---------          ---------

INCREASE(DECREASE) IN CASH
AND CASH EQUIVALENTS                     55,773            (376,426)          (458,239)        (1,199,897)

CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD                1,419,026           2,538,064          1,933,038          3,361,535
                                     ----------          ----------         ----------        -----------

CASH AND CASH EQUIVALENTS
AT END OF PERIOD                     $1,474,799          $2,161,638         $1,474,799        $2,161,638
                                     ----------          ----------         ----------        -----------

MOYDOW MINES INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIALS STATEMENTS
(EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)

1.   BASIS OF PRESENTATION AND CONSOLIDATION

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which conform, in all material respects, with the measurement principles of generally accepted accounting principles in the United States, except as explained in
     Note 4. The consolidated financial statements include the accounts of the Company, its subsidiaries and a proportionate share of the Company's interests in joint ventures. Interests in associated companies, which are not controlled but over which the Company has the ability to exercise significant influence, are accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the period ended September 30, 2002 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2002. For further information, see the Company's consolidated financial statements including the notes thereto included in the Annual Report for the year ended December 31, 2001.

2.   NTOTOROSO GOLD PROJECT, GHANA

     In February 2002, Newmont Mining Corporation acquired Normandy Mining Limited together with its subsidiary, Normandy LaSource SAS ("LaSource"). The Company holds a 50% joint venture interest in Rank Mining Company Limited ("Rank"). Rank holds a thirty year mining lease on the Ntotoroso property in the Yamfo-Sefwi gold belt in Ghana. Under the terms of the Rank Farm-In Shareholders Agreement ("the RFS Agreement") with LaSource, LaSource agreed to invest $2,500,000 in Rank to fund exploration and development activities in respect of the Ntotoroso license area to earn a 40% interest in Rank. The RFS Agreement provided LaSource with the right to earn up to a 50% interest in Rank by funding a further $4 million of exploration expenditures. LaSource have advanced a further US$4 million under the RFS Agreement, and as a result have earned a 50% interest in Rank. Moydow and LaSource are now funding the Ntotoroso Gold project on an equal basis.

     During 2000, the Company entered into the Rank Development and Production Agreement (the "RDP Agreement") with LaSource and its affiliate Normandy Ghana Gold Limited ("Normandy Ghana"). Normandy Ghana holds concessions adjacent to Rank's Ntotoroso property that are the subject of a detailed feasibility study under preparation by Normandy Ghana. The RDP Agreement sets forth the terms under which, subject to completion of acceptable feasibility studies by Rank and Normandy Ghana on their respective properties, the Company and Normandy Ghana would participate in the development, mining and processing of ore from Rank's Ntotoroso property. The RDP Agreement modifies portions of the RFS Agreement such that the Company may elect to share in development and mining costs, or be carried through to economic completion and have Rank ore milled in consideration of a toll treatment charge. The RDP Agreement which would have expired on July 24, 2002 has been extended by mutual agreement to December 1, 2002.

3    INVESTMENT IN EQUITY ASSOCIATE-WASSA MINING LEASE, GHANA

     The Company owns a 34% interest in Wassa Holdings Limited ("Wassa Holdings"), which owns a 90% interest in Satellite Goldfields Limited ("Satellite"). Because the Company's share of the losses in Wassa Holdings for 1999 exceeded the carrying value of its equity investment, the

     Company has written down the carrying value of its investment to nil. Satellite subsequently went into receivership in November 2001 and has since disposed of certain of the assets and business comprising the Wassa Gold Mine in Ghana to Golden Star Resources Limited.

4 DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     As disclosed in Note 1, these financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which, for purposes of the Company, conform in all material respects except for as described below. For further information, see the Company's consolidated financial statements including the Notes thereto included in the Annual Report for the year ended December 31, 2001. The effect of the measurement differences between Canadian GAAP and United States GAAP on the Company's financial statements is summarized as follows:

As at                                                                             September 30,    December 31,
                                                                                      2002             2001
                                                                                  -------------    ------------
                                                                                   (unaudited)      (audited)
Total assets under Canadian GAAP                                                   $ 5,785,881    $ 6,422,110

Adjustments:
Deferred exploration costs of the Company                                           (4,205,830)    (4,384,518)

Unrealized holding gain on investment                                                    6,653            450
                                                                                   -----------    -----------

Total assets under United States GAAP                                              $ 1,586,704    $ 2,038,042
                                                                                   ===========    ===========

                                                                                  September 30,    December 31,
                                                                                      2002             2001
                                                                                  -------------    ------------
                                                                                   (unaudited)      (audited)
Shareholders' equity under Canadian GAAP                                           $ 5,455,672    $ 6,126,550

Adjustments:
Deferred exploration costs of the Company                                           (4,205,830)    (4,384,518)

Unrealized holding gain on investment                                                    6,653            450
                                                                                   -----------    -----------

Shareholders' equity under United States GAAP                                      $ 1,256,495    $ 1,742,482
                                                                                   ===========    ===========

FOR THE THREE MONTHS ENDED SEPTEMBER 30 (UNAUDITED)                                    2002           2001
                                                                                   -----------    -----------
Net loss under Canadian GAAP                                                       $  (670,397)   $  (133,965)

Adjustments:
Deduct write-down of deferred exploration cost of the
Company                                                                                529,945             --
Add deferred exploration cost of the Company                                           (92,577)       (96,892)
Add stock-based compensation to non-employees                                               --
                                                                                   -----------    -----------
Net loss under United States GAAP                                                     (233,029)      (230,857)

Increase in holding gain/(loss) on investments                                          (6,703)         8,016
                                                                                   -----------    -----------

Comprehensive loss for the period under United States GAAP                            (239,732)      (222,841)
                                                                                   -----------    -----------

Basic loss per share under United States GAAP                                      $    (0.009)   $    (0.009)
                                                                                   -----------    -----------


FOR THE NINE MONTHS ENDED SEPTEMBER 30 (UNAUDITED)                  2002           2001
                                                                -----------    -----------

Net loss under Canadian GAAP                                      $(971,721)   $  (429,195)

Adjustments:
Deduct write-down of deferred exploration costs of the
Company                                                             559,014             --

Add deferred exploration cost of the Company                       (380,326)      (894,257)
                                                                  ---------    -----------
Net loss under United States GAAP                                  (793,033)    (1,323,452)

Increase (decrease) in holding gain on investments                    6,653          8,016
                                                                  ---------    -----------

Comprehensive loss for the period under United States GAAP        $(786,380)   $(1,315,436)
                                                                  ---------    -----------
Basic loss per share under United States GAAP                     $  (0.029)   $    (0.052)
                                                                  ---------    -----------

FOR THE THREE MONTHS ENDED SEPTEMBER 30 (UNAUDITED)                 2002           2001
                                                                -----------    -----------
Cash flow used in operating activities under Canadian GAAP        $(153,733)   $  (279,144)

Adjustment for deferred exploration costs                           (91,337)       (96,892)
                                                                  ---------    -----------

Cash flow used in operating activities under United States
GAAP                                                              $ 245,070    $  (376,036)
                                                                  ---------    -----------


Cash flow used in investing activities under Canadian GAAP        $ (91,337)   $   (97,282)
                                                                  ---------    -----------

Adjustment for deferred exploration costs                            91,337         96,892
                                                                  ---------    -----------

Cash flow generated from (used in) investing activities under
United States GAAP                                                $      --    $      (390)
                                                                  ---------    -----------

Cash flow from financing activities under Canadian GAAP           $ 300,843    $        --
                                                                  ---------    -----------

Cash flow from financing activities under United States GAAP      $ 300,843    $        --
                                                                  ---------    -----------


FOR THE NINE MONTHS ENDED SEPTEMBER 30 (UNAUDITED)                  2002           2001
                                                                -----------    -----------
Cash flow used in operating activities under Canadian GAAP        $(389,108)   $  (306,909)

Adjustment for deferred exploration costs                          (369,974)      (894,257)
                                                                  ---------    -----------

Cash flow used in operating activities under United States
GAAP                                                              $(759,082)   $(1,201,166)
                                                                  ---------    -----------


Cash flow used in investing activities under Canadian GAAP        $(369,974)   $  (892,988)

Adjustment for deferred exploration costs                           369,974        894,257
                                                                  ---------    -----------

Cash flow generated from (used in) investing activities under
United States GAAP                                                $     --     $1,269
                                                                  --------     ------

Cash flow from financing activities under Canadian GAAP           $300,843     $   --
                                                                  --------     ------

Cash flow from financing activities under United States GAAP      $300,843     $   --
                                                                  --------     ------

MOYDOW MINES INTERNATIONAL INC.

DIRECTORS AND OFFICERS

Noel P. Kiernan - Director, Chairman
Brian P. Kiernan - Director, President & CEO

Sylvester P. Boland - Director, Member of the Audit Committee Albert C. Gourley - Director, Member of the Audit Committee Norman D. A. Hardie - Director
Victor J. E. Jones - Director, Member of the Audit Committee Michael E. Power - Director, Vice President & Secretary

J. Joseph Breen - COO
Geoffrey G. Farr - Assistant Secretary
Rosemary G. O'Mongain - CFO

REGISTERED OFFICE
BCE Place
Suite 3900, 161 Bay Street
Toronto, Ontario
Canada  M5J 2S1
Tel: (416)-360-8511   Fax: (416)-360-8277

DUBLIN OFFICE
74 Haddington Road
Dublin 4, Ireland
Tel: (353) 1 667 7611   Fax: (353) 1 667 7622

TORONTO OFFICE
Suite 1220, 20 Toronto Street
Toronto, Ontario
Canada  M5C 2B8
Tel: (416)-703-3751   Fax: (416)-367-3638

ACCRA OFFICE
Shankill House
21, 5th Circular Road
East Cantonments
Accra, Ghana
Tel: (233) 21 772516   Fax: (233) 21 777247

TRANSFER AGENT
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario
Canada  M5J 2YI

EXCHANGE LISTING
The Toronto Stock Exchange
Symbol: MOY
CUSIP: 62472V 100
Shares outstanding:  27,714,014
Shares fully diluted: 31,155,264

TO CONTACT THE COMPANY
In order to contact the company or to request to be added to our mailing list please email:info@moydow.com website: www.moydow.com